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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                FINAL AMENDMENT
                                       TO
                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               (AMENDMENT NO. 3)

                               ----------------

                           TRIKON TECHNOLOGIES, INC.
                                (NAME OF ISSUER)

                           TRIKON TECHNOLOGIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                 7-1/8% CONVERTIBLE SUBORDINATED NOTES DUE 2001
                            SERIES G PREFERRED STOCK
                       WARRANTS TO PURCHASE COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

           72753MAA7 (7-1/8% CONVERTIBLE SUBORDINATED NOTES DUE 2001)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             CHRISTOPHER D. DOBSON
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                           TRIKON TECHNOLOGIES, INC.
                                  RINGLAND WAY
                             NEWPORT, GWENT NP6 2TA
                                 UNITED KINGDOM
                              011 441 633 414 000
 (NAME, ADDRESS AND TELEPHONE NUMBER OF A PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:
                            MICHAEL J. KENNEDY, ESQ.
                        BROBECK, PHLEGER & HARRISON LLP
                               SPEAR STREET TOWER
                                   ONE MARKET
                            SAN FRANCISCO, CA 94105
                                 (415) 442-0900

                                 APRIL 14, 1998
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDER)

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  This Final Amendment (this "Amendment") to the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to (i) the offer by Trikon Technologies, Inc., a California corporation (the "Company"), to exchange each $1,000 principal amount of its 7- 1/8% Convertible Subordinated Notes due October 15, 2001 (the "Notes") into (a) 262.7339 shares of its Common Stock (the "Common Stock"), (b) 34.7826 shares of its Series H Preferred Stock (the "Series H Preferred Stock") and (c) 0.3393 shares of its Series I Preferred Stock (the "Series I Preferred Stock"); (ii) the solicitation by the Company of the conversion of each share of its Series G Preferred Stock (the "Series G Preferred Stock") into one share of its Common Stock in exchange for a conversion payment (the "Conversion Payment") of 1.1251 shares of Common Stock and 0.0027 shares of Series I Preferred Stock; and (iii) the offer by the Company to exchange each warrant (the "Warrants") to purchase Common Stock issued in connection with the issuance of Series G Preferred Stock into one share of Common Stock (collectively referred to as the "Exchange Offer"), each upon the terms and subject to the conditions set forth in the Offering
Circular dated April 14, 1998 (the "Offering Circular"), the related Letters of Transmittal, copies of which were attached to the Statement as Exhibits
(a)(1), (a)(2), (a)(6) and (a)(7), respectively, and Supplement No. 1, dated April 27, 1998 ("Supplement No. 1"), to the Offering Circular, a copy of which was attached to Amendment No. 1 as Exhibit (a)(11).

  $82,103,000 principal amount of Notes (approximately 95% of the aggregate principal amount outstanding), 2,873,143 shares of Series G Preferred Stock (approximately 97% of the total shares outstanding) and 866,388 Warrants (approximately 97% of the Warrants outstanding) were validly tendered for exchange or conversion and not withdrawn pursuant to the Exchange Offer. The Company has accepted for exchange or conversion all validly tendered Notes, Series G Preferred Stock and Warrants. Because more than two-thirds of the outstanding shares of Series G Preferred Stock tendered, in accordance with the terms of the Certificate of Determination of the Company establishing the rights, preferences and privileges of the Series G Preferred Stock, all other outstanding shares of Series G Preferred Stock automatically converted into shares of Common Stock and pursuant to the terms of the Exchange Offer the holders of such shares have received the Conversion Payment.

  The $82,103,000 principal amount of Notes tendered have been exchanged for 22,660,798 shares of Common Stock, 2,855,754 shares of Series H Preferred Stock, and 29,264.625 shares of Series I Preferred Stock. 2,962,032 shares of Series G Preferred Stock, all of the outstanding shares, have been converted into 2,962,032 shares of Common Stock and the holders of Series G Preferred Stock have received an aggregate conversion payment of 3,332,582 shares of Common Stock and 7,997.489 shares of Series I Preferred Stock. The 866,388 Warrants tendered have been exchanged for 866,388 shares of Common Stock.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(15) Press Release dated May 14, 1998.

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                                   SIGNATURE

  After due inquiry and to the best of the Company's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 27, 1998

                                              TRIKON TECHNOLOGIES, INC.

                                              By: /s/ Christopher D. Dobson
                                                  -----------------------------
                                              Name:Christopher D. Dobson
                                              Title: Chairman of the Board and
                                                     Chief Executive Officer

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